T. Rowe Price High Yield Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

April 18, 2017

VIA EDGAR

James E. O’Connor, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price High Yield Fund, Inc. (the “Registrant”)

  T. Rowe Price U.S. High Yield Fund (the “Fund”) consisting of the following classes:

  T. Rowe Price U.S. High Yield Fund

  T. Rowe Price U.S. High Yield Fund—Advisor Class

  T. Rowe Price U.S. High Yield Fund—I Class

 File Nos.: 002-93707/811-04119

 Post-Effective Amendment No. 55

Dear Mr. O’Connor:

 Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Fund and its classes, requests acceleration of the effective date of Post-Effective Amendment No. 55 to its Registration Statement on Form N-1A (Accession No. 0000754915-17-000016) (the “Amendment”) so that the Amendment is declared effective on April 19, 2017, or as soon as practicable thereafter.

 We request that we be notified of such effectiveness by a telephone call to Brian Poole at 410-345- 6646, or Vicki Horwitz at 410-577-5024, both of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

 The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

 (i) does not foreclose the Commission from taking any action with respect to the filing;

 (ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 (iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

T. Rowe Price High Yield Fund, Inc., on behalf of

T. Rowe Price U.S. High Yield Fund

 /s/David Oestreicher

By: _________________________

 Name: David Oestreicher

 Title: Vice President

T. Rowe Price Investment Services, Inc.,

principal underwriter

 /s/Brian Poole

By: _________________________

 Name: Brian Poole

 Title: Vice President